Exhibit 99.1

CODE OF BUSINESS CONDUCT AND ETHICS Brookfield Renewable Partners L.P.

To All Directors, Officers and Employees of Brookfield Renewable Partners As a growing global organization with over a 100 - year history of owning and operating renewable power assets, one thing that has not changed is Brookfield Renewable’s commitment to operating with the highest ethical standards . It has always been and remains our policy that all of our activities must be conducted with the utmost honesty and integrity and in full compliance with all legal and regulatory requirements . The enclosed Code of Business Conduct and Ethics (the “Code”) has been endorsed by the Board of Directors . The Code does not cover every situation you may encounter while at Brookfield Renewable and that is not its purpose . Rather the Code sets forth basic principles which should guide your behavior and sets standards that you must adhere to . It also acts as a “road map” to other policies of Brookfield Renewable that will provide you with more detailed guidance on specific topics . The Code sets out the commitments that we all must make as part of the Brookfield Renewable team . We urge you to read it carefully . When in doubt, please refer any questions to your supervisor or internal legal counsel . Thank you for your continued dedication to Brookfield Renewable and for your commitment to upholding the principles and standards set forth in the Code . Yours truly, Sachin Shah Chief Executive Officer Wyatt Hartley Chief Financial Officer MESSAGE FROM THE CEO AND CFO

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics May 2018 TABLE OF CONTENTS WHO WE ARE 1 1. APPLICATION & COMMUNICATION OF THE CODE 1. Who the Code applies to 2. The Code and related policies 3. Staying up to date with the Code 4. Seeking advice 5. Reporting violations 2 2 2 2 2 2 2. BUSINESS ETHICS AND PRACTICES 1. Ethical standards 2. Personal and professional behavior 3. Electronic communications 4. Integrity guide 5. Conflicts of interest 6. Fair dealing 7. Safeguarding the Organization’s property and assets 8. Protect confidential information concerning Brookfield Renewable 9. Social license to operate 10. Financial and business records 3 3 3 3 3 4 4 4 4 5 5 3. A POSITIVE WORK ENVIRONMENT 1. Our work environment 2. Zero tolerance for discrimination and harassment 3. Setting the tone 4. World class safety culture 5. Corporate social responsibility 5 5 6 6 6 7 4. COMPLIANCE WITH LAWS, REGULATIONS AND POLICIES 1. General principles 2. Scope of Applicable Laws, Regulations, Compliance and Governance 3. Market rules and commercial obligations 4. Operational rules, regulations and licenses 5. Securities laws and insider trading 6. Anti - bribery and anti - corruption 7. Anti - money laundering 7 7 7 8 8 8 8 9 5. COMPLIANCE WITH THE CODE 5.1 Certification 2. Third Parties 3. Reporting violations of the Code 4. Ethics reporting channels 5. Disciplinary action for Code violations 9 9 9 9 10 10 APPENDIX A – List of Key Policies 11 APPENDIX B – Statement of Compliance 12 APPENDIX C – Contact Information for Policy 13

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics May 2018 1 WHO WE ARE Brookfield Renewable is one of the largest publicly - traded renewable power businesses in the world with over 100 years of experience in power generation . We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements . To our investors, we represent a stable, high quality, global investment opportunity in renewable energy with a strong track record in total returns to investors . To the residents of areas where we operate, we are trusted community partners and reliable stewards of the environment . Our renewable power facilities are primarily hydro - electric and represent one of the longest life, lowest cost and most environmentally preferred forms of power generation . Our portfolio also includes wind solar, biomass and energy storage assets . We employ over 2 , 000 people who are an important component of our continued success . We highly value their safety as well as the safety of the communities in which we work . We are stewards of the assets we operate and the environments in which they reside . We take these responsibilities seriously and are respectful of local communities . We live and work by the highest standards of honesty and integrity and expect the same from all those who work with us and represent us . We understand that the culture that fills our corridors is not unlike the electricity that flows through our power stations . We may not see it directly, but we know it by its impact . We see and feel its effects all around us . Prudently managed with the right standards and safeguards, it has the power to truly transform people’s lives for the better . We therefore strive to achieve the highest standards in all that we do in the knowledge that by doing so we increase value and truly make a difference . The accompanying Code of Business Conduct and Ethics sets out the business conduct and ethical standards that we have set for ourselves . While no one document can address every situation, this document provides a framework for our decisions and behavior in representing Brookfield Renewable .

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics May 2018 2 1 APPLICATION & COMMUNICATION OF THE CODE 1. Who the Code applies to This Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers and employees, collectively “personnel” of Brookfield Renewable Partners L . P . , its general partner and all of its controlled subsidiaries (collectively, “Brookfield Renewable”, “we”, “us”, “our” or “the Organization”), unless such a controlled subsidiary has adopted its own Code of Business Conduct and Ethics that is consistent with the provisions of this Code . The Code is the cornerstone by which all of our activities on behalf of the Organization are guided, and to which we refer when in doubt as to the right thing to do . In particular for new employees, it should be the first thing you read about the Organization and will form the foundational philosophy of your work with us . 2. The Code and related policies The Code is an important part of our business culture and operations and also an important part of our governance structure, foundational to our business processes and relevant to all aspects of the work that we do . References are provided to our specific policies and practices where more detail can be found regarding specific issues that the Code covers at a high level . A list of these policies can be found in the attached Appendix ‘A’ . We invite all those who work with us around the globe to read the Code and relevant policies, to understand the way that we would like you to engage with and represent us in our business . 3. Staying up to date with the Code We operate in a unique and dynamic environment where change is a constant . While our core beliefs and values will not change, elements of our business and operations may change and as such, the Code will be periodically updated as required . It is important therefore that our personnel refresh themselves with the contents of the Code on a regular basis and remain current on what is expected of them . Compliance with the Code is mandatory, and the consequences of non - compliance can be serious . These are outlined in more detail in Section 5 of the Code . 4. Seeking advice When in doubt as to the interpretation or application of this Code, speak to your supervisor, internal legal counsel as listed in Appendix ‘C’ or to the Chief Risk Officer of Brookfield Renewable as outlined in Section 5 . 3 . 5. Reporting violations If you suspect or know of a violation of this Code, you must report it to the Chief Risk Officer, internal legal counsel as listed in Appendix ‘C’, your supervisor or through the Ethics Reporting Line or Website as outlined in Sections 5 . 3 and 5 . 4 .

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics May 2018 3 2 BUSINESS ETHICS AND PRACTICES 1. Ethical standards Brookfield Renewable requires honesty, integrity and the highest moral and ethical standards from its personnel . The Organization’s leaders are expected to clearly demonstrate these standards at all times, in all that they do, and to provide a strong example for others to follow . By providing leadership in this way, they will reinforce the business ethics and practices that are expected and promote the business culture that we encourage from our personnel . These standards of behavior apply to everything that we do that is related to our Organization and its business affairs . 2. Personal and professional behavior It is important to remember that our personal and professional behavior should be consistent with and reinforce a positive public image of the Organization . It is essential that you use good judgment in all your personal and business dealings both inside and outside your role with the Organization when such dealings are linked to, are in respect of or could reflect on the Organization . You should refrain from activities at work and outside of work that could hurt the Organization’s reputation and that could undermine the relationship of trust between you and the Organization . This includes appropriate professional behavior when using email, the internet, social media, etc . as more specifically set out in our Personal Conflicts of Interest Policy and Disclosure Policy . 3. Electronic communications All business matters that involve electronic, written communication must be conducted by employees on the Organization’s email system or through other systems provided by the Organization . While we appreciate the need for limited use of these tools for personal purposes, your use should not be excessive or detract from your work . Personnel should not email business information to their personal email accounts or maintain a copy of business information on their personal computers or other non - work electronic devices . When using Organization - provided technologies such as computers, cell phones and voicemail, you should not expect that the information you send or receive is private . Your activity may be monitored to ensure these resources are used appropriately . The Organization’s social media policy is that, unless you are expressly authorized, you are strictly prohibited from commenting, or posting about, or otherwise discussing the Organization, its customers and partners, and its securities, investments and other business matters on all social media forums, including, but not limited to, social networks, chat rooms, wikis, virtual worlds and blogs . 4. Integrity guide In most situations, honesty and integrity will guide our decisions and actions, but the Code and our policy framework cannot cover every situation or dilemma you could face . When you are not sure of the ethical action or inaction to take in the context of your work, role or with respect to the Organization, always act in the best interests of the Organization and ask yourself the following questions : - Is it illegal? - Does it conflict with the best interests of the Organization? - Would you feel uncomfortable if your actions became public knowledge? - Do you have a personal interest that has the potential to conflict with the Organization’s interest? If you think that the answer is “yes” to any of these questions, you should consider whether your proposed conduct is appropriate and seek advice from the Chief Risk Officer, internal legal counsel as listed in Appendix ‘C’ or your supervisor . Any concerns about potential or suspected unethical, unprofessional, illegal, fraudulent or other questionable behavior must be reported according to the process outlined at Section 5 . 3 .

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics May 2018 4 5. Conflicts of interest Conflicts of interest should be avoided or resolved as they undermine our ability to act in the best interests of the Organization . A conflict of interest occurs when a person’s private interest interferes, or appears to interfere, in any way with the interests of the Organization as a whole . Further details and examples of potential conflicts of interest and how to address them can be found in the Organization’s Personal Conflicts of Interest Policy . We expect that all personnel will act honestly and ethically and in the best interests of the Organization by avoiding actual and perceived conflicts of interest in their personal and professional relationships, which includes competing with the Organization’s business . While we respect your right to manage your personal affairs and investments and we do not wish to intrude on your personal life, you should place the Organization’s interest in any business transaction ahead of any personal interest . “Other Business Activities,” otherwise known as “OBAs” include any business activities outside the scope of one’s role with the Organization, including any activity as an employee, independent contractor, sole proprietor, officer, director, or partner of another business organization, regardless of whether compensation is involved . Personnel must receive approval from the CEO and the Organization’s internal legal counsel prior to accepting an OBA . Directors of the Organization must advise the Chair of the Board of Directors prior to taking on any OBAs . Prior approval is not required to serve on boards of charities or small, private family holding companies that have no relation to the Organization . For greater clarity, approval is not needed to serve on the board of a family holding company which is an extension of one’s personal business affairs ; however, it is needed to serve on the board of a private operating business with significant operations . When in doubt as to whether you need to obtain permission, ask the Organization’s internal legal counsel . 6. Fair dealing We must always deal fairly with the Organization’s security holders, partners, customers, clients, suppliers and personnel, without taking an unfair advantage through manipulation, concealment, abuse, improper use of confidential information, misrepresentation of facts or any other unfair dealing practice . 7. Safeguarding the Organization’s property and assets We are the stewards of the assets and resources of Brookfield Renewable and we must at all times act in a manner which protects, enhances and safeguards these resources and shall not do anything that may harm them . The Organization’s property and assets may only be used for the benefit of the Organization’s operations and may not be utilized for personal gain or the benefit of others . This includes not only our power generating assets, but also the Organization’s name, logo, intellectual property, information technology devices, applications and other proprietary assets . Similarly, the Organization’s assets must not be used for illegal purposes and if you become aware of any such improper use, you must report it according to the process outlined at Section 5 . 3 . Also, you should not expect that your use of the Organization’s information technology is private, as at any time we may monitor any and all activity to ensure these assets are being appropriately used . 8. Protect confidential information concerning Brookfield Renewable Our information and records are also valuable corporate assets that must be managed with due care and kept confidential . We must each take steps to protect the Organization’s proprietary and confidential information as well as similar information of others, whether third parties or our personnel, that in many cases we are contractually or legally bound to keep confidential . Our Disclosure Policy outlines specific guidelines on the maintenance of confidentiality and controls around disclosure of the Organization’s confidential information, including rules around communications with the media or the public .

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics May 2018 5 The Organization collects personal data regarding individuals both inside and outside the Organization in the ordinary course of our business . Personal data includes, among other things, sensitive personal, medical and financial information . Personal data will only be held by the Organization for as long as it is necessary to satisfy a legitimate business purpose or to satisfy a legal or regulatory obligation to retain such personal data . You must take all reasonable steps to ensure that personal data is accessed only by those individuals at the Organization that have a need to know this information . In addition, if it is necessary to the conduct of business to disclose personal data to a third party (e . g . , so that a third party may provide services to the Organization) then you must ensure that the third party is subject to a confidentiality obligation . 9. Social license to operate We understand that our operations depend upon the support of local communities and the networks of other stakeholders in the areas where we own and operate assets . Our activities taken as a whole contribute to forming the beliefs, perceptions and opinions of these communities and enable us to earn their trust by establishing our credibility over time . This credibility and legitimacy is usually developed on a site by site basis and is not permanent, as opinions can change based upon our actions . Building strong partnerships with communities where we operate and develop projects is critical to the success of our Organization . A key element of our development strategy is to involve the public and stakeholders, including any Indigenous communities, early on in the process . We expect all personnel at all times to act in a manner that will enhance this credibility and trust and thus ensure that the social license we have to operate our business or successfully develop projects can be maintained and strengthened . 10. Financial and business records Ensuring accurate and complete financial and business records is important to our business . The books and records of the Organization must reflect in reasonable detail all the transactions of the Organization in a timely and accurate manner in order to allow the preparation of financial statements . Further, we have the responsibility to ensure that public disclosures of our information are made honestly and accurately . The Disclosure Policy sets standards pertaining to public disclosures . We must also comply with any document retention policies and with legal and regulatory requirements that relate to document retention, especially in the event of imposed legal holds relating to litigation . Document retention is dealt with in the various policies of the Organization . If in doubt as to their application, you should seek advice from the Chief Risk Officer, internal legal counsel as listed in Appendix ‘C’ or your supervisor . 3 A POSITIVE WORK ENVIRONMENT 3.1 Our work environment Brookfield Renewable provides a dynamic work environment that fosters a team approach to achieving results . We encourage open and transparent communications amongst team members to work together toward the business goals of the Organization, and value people who demonstrate a commitment to our shared success above any personal accomplishment . This requires humility and the ability to deal with others across all levels of the Organization in a respectful way in order to facilitate the exchange of different views and ideas . Accountability is a key characteristic of our culture ; we value people who take ownership of their work and drive results through practical approaches that meet business needs . We strive to create a working environment that allows employees to be effective and nimble .

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics May 2018 6 Brookfield Renewable always puts safety first and places great importance on our working environment and culture . We continuously strive to achieve excellence in safety, security, and environmental performance and to be industry leaders in accident prevention and security risk management . The management of safety and our performance is a shared responsibility and extends through to all of our personnel . We are also committed to being a good corporate citizen and maintaining a leadership position in sustainable development while managing a successful business . We have a common responsibility to live and uphold our values every day . The overall objective of Brookfield Renewable is to provide a work environment where people feel they can participate fully in the success of the business, and are recognized for their contribution, which allows us to attract and retain the very best talent for the Organization . We are aligned by the culture and values that we share across our global organization and we believe that these are the foundation of our success . 2. Zero tolerance for discrimination and harassment Brookfield Renewable has zero tolerance for workplace violence, discrimination, harassment and bullying . Details are contained in our Positive Work Environment Policy . Any indication that such behavior is taking place must be reported according to the process set out at Section 5 . 3 . Further, we will not tolerate retaliation against anyone who makes a good faith complaint of violence, discrimination, harassment, bullying or any complaint of any nature, or who cooperates with the investigation of a complaint . 3. Setting the tone Our culture and values are derived from the direction and example set by our leaders but they permeate the whole Organization and all personnel should be aligned with and living the values of the Organization in everything we do . Brookfield Renewable has an environment that recognizes people who act like owners and make confident, practical decisions that drive results . We take our direction from leaders who build strong teams, inspire confidence and respect ; these traits are promoted and rewarded across the Organization . We expect our leaders to always act ethically and lead by example, demonstrating our corporate values with humility and always placing our shared success above personal accomplishment . 4. World class safety culture We are committed to protecting our personnel and all people who access our facilities . We meet and often exceed legislative and regulatory requirements as well as industry standards . Our practices are laid out in our health and safety policy framework and our Health, Safety, Security and Environmental Policy . Compliance with such policy, practices and framework is mandatory and we continuously strive to achieve excellence in managing safety and to be industry leaders in the prevention of high risk incidents . Our safety culture is built on the following principles : - We care about the safety of all people who access our assets ; - We believe safety management and performance is a shared responsibility ; - We believe that every accident should be preventable and we seek to promote transparency and to continuously improve performance; - We use a managed system integrated with all of our business practices with a greater focus on : · Achieving zero high risk safety events; · Promoting the use of barriers to prevent serious safety incidents; and · Aggressively and continuously improving performance.

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics May 2018 7 3.5 Corporate social responsibility We are an active partner in the communities in which we operate and develop projects . We are committed to understanding, minimizing, and managing the potential environmental impacts and public safety hazards associated with our operations and activities . We strive to protect and enhance the ecosystems near our assets, and to be a strong corporate presence in the communities affected by our activities, while managing a successful and sustainable business . We operate in sensitive environments such as river systems where we continuously strive to reduce and mitigate the impact and risks that our operations can create . Our business principles reflect the Organization’s commitment to sustainable development ; it drives our business model, measures our performance and ensures that we take a comprehensive approach in delivering results to our stakeholders . Our environmental performance forms part of our social license ; environmental considerations are included in all operational decisions with related risks identified and reported . We also take into account the expectations of stakeholders and especially the impact that our operations may have on affected communities . We give back to the communities in which we live and work and work hard to maintain and enhance our reputation as a good corporate citizen . 4 COMPLIANCE WITH LAWS, REGULATIONS AND POLICIES 1. General principles It is expected that all personnel of the Organization know and comply with all laws, rules and regulations (collectively the “Laws”) applicable to their position . Many of the Organization’s activities are subject to specific, complex and changing Laws . All personnel must make every reasonable effort to have a working knowledge, at a level appropriate to their position, of the Laws affecting our activities and to exert due diligence in complying with the Laws . If there is any real or apparent conflict between the Code (and other policies of the Organization) and the Laws, you should comply with the Laws . If you have any doubts as to the applicability of any Law, you should obtain advice from your supervisor or the Organization’s internal legal counsel as listed in Appendix ‘C’ . 2. Scope of Applicable Laws, Regulations, Compliance and Governance As a global organization, Brookfield Renewable operates in a wide range of legal jurisdictions and regulatory environments . This means that we have an obligation to strictly comply with all Laws . that apply to the geographic areas in which we operate . In addition to geographic scope, the nature of our operations also exposes us to differing kinds of Laws, some generic, and some of which are specific to our industry . For example, given the importance that many countries place on the need for reliable and dependable sources of electricity, governments have implemented specific Laws, and created regulatory authorities, to better manage the energy industry . Thus, businesses like ours are required to comply with Laws specific to the energy industry as well as rules implemented by these regulatory authorities . In addition, because the Organization’s contracts and agreements govern our business relationships, we have put in place a Delegation of Authority Policy to ensure that any contract entered into or commitment of funds for capital or operational expenditures by the Organization has the appropriate level of approval . As a result, personnel who enter into contracts or commitments on behalf of the Organization must have proper authorization, including internal legal review .

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics May 2018 8 3. Market rules and commercial obligations In certain jurisdictions where we operate, we have established Power Marketing Groups that are responsible for selling the energy and related products, including renewable attributes, generated by our assets . The principal marketing strategies of the Organization are designed to achieve stable cash flows . This is primarily achieved by entering into long term power sales agreements . Our obligations are clearly defined in these power sales agreements and compliance with the terms of these agreements is mandatory, subject to applicable Laws . From time to time, power that is uncontracted will be sold in short term markets, subject to the Organization’s risk management policies specific and applicable to those activities and markets . Compliance with such policies is mandatory . 4. Operational rules, regulations and licenses In addition to the market rules for our energy trading operation, our activities are also regulated by a complex array of Laws which frames the operation of the generation, transmission and distribution of electricity . Brookfield Renewable personnel are required to strictly adhere to all of these various Laws . The power facilities owned and operated by the Organization are often subject to licensing processes in each jurisdiction . The operating groups are required to have a working knowledge of the licenses and permits and to comply with their terms . 5. Securities laws and insider trading Brookfield Renewable’s limited partnership units are publicly traded on both the Toronto and New York Stock exchanges . The Organization is bound by the securities legislation and legal and regulatory requirements for the public disclosure of information, including insider trading Laws (which affect the ability to trade securities of the Organization, public affiliates of the Organization or unrelated publicly - traded entities in certain circumstances) . Strict adherence to these Laws is expected by personnel to the extent that they apply to their role in the Organization . Suspected breaches of these Laws must be reported according to the process outlined at Section 5 . 3 . Further information and obligations on insider trading and tipping can be found in the Organization’s Disclosure Policy and Personal Trading Policy . 6. Anti - bribery and anti - corruption Brookfield Renewable strictly prohibits any and all forms of bribery and/or corruption and we are subject to various Laws with respect to bribery and corruption in all countries where we operate . In recent years, regulators have enacted more stringent Laws with respect to bribery in business transactions and notably those involving public or government officials . Complying with these Laws is mandatory and is consistent with our commitment to conducting transactions with honesty and integrity . Given the nature of our business, and the regulated energy environment that we operate in, we do have regular contact with various government agencies and their representatives . Thus in order to ensure that we remain compliant with the relevant Laws, the Organization has adopted an Anti - Bribery and Anti - Corruption Policy where specific information is provided about i) the prohibition and prevention of bribery and corruption, ii) dealings with public officials, iii) the due diligence steps when retaining contractors and suppliers, iv) giving or receiving gifts, v) the treatment of political and charitable donations, vi) the requirement for all transactions to be recorded accurately and completely and vii) other important matters .

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics May 2018 9 4.7 Anti - money laundering The Organization is strongly committed to preventing the use of its operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities . Accordingly, the Organization will take such actions as it deems appropriate from time to time in order to comply with applicable anti - money laundering Laws, such as the Bank Secrecy Act (U . S . ), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (U . S . ), the regulations administered by U . S . Department of Treasury’s Office of Foreign Asset Control, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Proceeds of Crime Act (U . K . ), Law 9613 / 1998 and Decree No . 5 , 640 / 2005 (Brazil) and Law 526 of 1999 (Colombia) and those of any other applicable jurisdiction . Jurisdictions may publish lists of individuals, entities and organizations that the Organization is prohibited from accepting funds from or distributing funds to under applicable anti - money laundering laws . Employees are expected to use reasonable care to verify that counterparties are not owned or controlled by, or acting on behalf of, sanctioned governments, groups, individuals or others . This includes requiring counterparties to make anti - money laundering representations in transactional and other documents with the Organization . Internal legal counsel can, upon request, provide anti - money laundering provisions to be inserted into documents with counterparties . 5 COMPLIANCE WITH THE CODE 1. Certification As outlined at the beginning of the Code, all personnel must be familiar with its content and will be provided with a copy of the Code (or with electronic access to the Code via the Organization’s intranet) upon commencement of employment . On joining the Organization and upon request from time to time, personnel will be required to sign an acknowledgement regarding the Code as outlined at Appendix “B” . Further to this process all personnel are required to keep up to date with changes to the Code and related policies over time . Management level personnel must also fulfill the requirements of an annual re - certification process as determined by the Organization . 2. Third Parties The Code will also apply to, where necessary and appropriate, outside parties working for or acting on behalf of the Organization including but not limited to, business associates, partners, agents, intermediaries, representatives, suppliers, contractors, third party service providers and consultants (collectively “Third Parties”) . Internal legal counsel or the Chief Risk Officer can assist in any determination of whether any such Third Parties should be required to be pre - qualified and periodically re - certified to ensure that they will comply with the Code and that they are suitably qualified to operate in our environment . 3. Reporting violations of the Code Brookfield Renewable’s personnel have an obligation to adhere to the ethical standards in the Code . If you witness behavior on the part of the Organization’s personnel or any Third Party that you believe is suspect or unethical, or that may represent a violation of the Code you must promptly report it . Internal reporting is important to the Organization and it is both expected and valued . Brookfield Renewable takes all reports seriously, and every report received will be assessed and where necessary, appropriate investigation will be undertaken . The confidentiality of reported violations will be maintained where possible, consistent with the need to conduct an adequate review and subject to applicable Law .

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics 10 May 2018 No retribution or retaliation will be taken against any person who has made a report based on the reasonable good faith belief that a member of the personnel or any of our Third Parties has engaged, or is about to engage, in criminal conduct or conduct in violation of the Code, other policies and procedures of the Organization, or any applicable law . Your report will be accepted as good faith compliance with the Code, but does not necessarily absolve you (if you are involved) or anyone else of the breach or suspected breach of the Code . The Organization reserves the right to discipline you if you make an accusation without a good faith, reasonable belief in the truth and accuracy of the information or if you knowingly provide false information or make false accusations . “Reasonable belief” does not mean that the information that you provide has to be correct, but it does mean that you must reasonably believe that the information is truthful and demonstrates a possible violation of the Code . If an employee believes that they have been unfairly or unlawfully retaliated against, they are encouraged to make a report as described below . Reports should in the first instance be made to the Chief Risk Officer, internal legal counsel as listed in Appendix ‘C’ or your supervisor who will ensure that the information is properly handled and escalated as necessary . In the event that this does not appear to be an appropriate avenue because of the nature or the content of the report, it should be made to the Ethics Reporting Line or Website . Please see Appendix “C” for the ways in which you can contact the Chief Risk Officer or internal legal counsel . 4. Ethics reporting channels The Ethics Reporting Line is managed by an independent third party called the Network and allows anyone to anonymously report suspected unethical, illegal or unsafe behavior, in English, French, Portuguese and other languages, toll - free, 24 hours a day, 7 days a week . Anonymous reports can also be made online using the Ethics Reporting Website, which is also managed by the Network and is offered 24 hours a day, 7 days a week in the same languages as the telephone line . Please see Appendix “C” for the contact details of the Ethics Reporting channels . 5. Disciplinary action for Code violations Brookfield Renewable will impose discipline on individuals found to have breached the Code or other policies in a manner that is fair, consistent and that reflects the nature and facts of the violation . Anyone subject to the Code who violates it may face disciplinary actions up to and including termination of his or her employment for cause and without notice . The violation of this Code may also violate certain applicable Laws . If the Organization discovers a violation of any Laws, it may refer the matter to the appropriate authorities, which could lead to penalties, fines or imprisonment and other liability .

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics 11 May 2018 - Anti - Bribery and Anti - Corruption Policy - Disclosure Policy - Delegation of Authority and Commitment Policy - Health, Safety, Security and Environmental Policy - Personal Conflicts of Interest Policy - Personal Trading Policy - Positive Work Environment Policy APPENDIX A LIST OF KEY POLICIES

Brookfield Renewable Partners L.P. Code of Business Conduct and Ethics 12 May 2018 APPENDIX B STATEMENT OF COMPLIANCE CODE OF BUSINESS CONDUCT AND ETHICS STATEMENT OF COMPLIANCE All directors, officers, employees, appropriate agents and third parties must complete this Statement of Compliance or otherwise certify electronically as directed by the Organization from time to time . I have reviewed and understand the Code of Business Conduct and Ethics (the “Code”) of Brookfield Renewable Partners L.P. (the “Organization”) for personnel and certain third parties. I hereby agree to comply with the Code, including its provisions for non - disclosure of information both during and after appointment or employment. To the best of my knowledge, I am not involved in any situation that conflicts or might appear to conflict with the Code. I also agree to notify the Organization by one of the methods outlined at Section 5.3 of the Code immediately of any change that might adversely affect my compliance with the Code. Name: Organization: (Please print) Position Title: Branch/Department : Location : Date and Signature : (mm/dd/yy) (Signature)

Brookfield Renewable Partners L.P. | Code of Business Conduct and Ethics | 13
May 2018

APPENDIX C
CONTACT INFORMATION FOR POLICY

INTERNAL LEGAL COUNSEL

Jennifer Mazin	416-369-3369	jennifer.mazin@brookfield.com
Adrienne Moore	416-369-4912	adrienne.moore@brookfield.com
Andrea Rocheleau	819-561-8648	andrea.rocheleau@brookfield.com
Josée Guibord	819-561-8953	josee.guibord@brookfieldrenewable.com
Carlos Gustavo Andrioli	+55 (21) 2439 5156	gustavo.andrioli@brookfieldenergia.com
Emmanuelle Rouchel	+44 (20) 7408 8470	emmanuelle.rouchel@brookfield.com
Juan Carlos Rivera	+57 (4) 325 6711	jcriverammaya@isagen.com

CHIEF RISK OFFICER

Brian Cook	819-561-8633	brian.cook@brookfieldrenewable.com

ETHICS REPORTING LINE

North America	800-665-0831	Colombia	01 8000 41 00 27 / +57 (4) 361 53 20
Japan	012-099-3307		
Australia	18-0015-2863	South Korea	0809-080-895
Mexico	01800-436-0065	France	0800-91-2964
Brazil	0800-777-0772	Spain	900-810-305
New Zealand	0800-443-938	Hong Kong	800-960-631
China	400-600-0283	Switzerland	0800-225-163
Singapore	1800-622-7248	Ireland	1800-946-551
Portugal	800-78-4717	United Kingdom	0808-234-2210

Two-Stage Dialing:

India	000-117, then 844-826-8141
Peru	0-800-70-088, 0-800-50-000 or 0-800-50-288, then 800-795-2716
United Arab Emirates	8000-021, 8000-051 or 8000-061, then 800-795-2716

Collect Worldwide	770-613-6339

ETHICS REPORTING WEBSITE

https://brookfieldrenewable.tnwreports.com/

Note: The type of reports that can be made to the Ethics Reporting Line and Website may be restricted in certain jurisdictions under applicable local law. Please contact The Network for further details on such restrictions.

Brookfield